SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

Rentech, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
760112201
(CUSIP Number)
March 23, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

________________________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	760112201	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON
Lloyd I. Miller, III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,154,653
	6	SHARED VOTING POWER
80,462
	7	SOLE DISPOSITIVE POWER
1,154,653
	8	SHARED DISPOSITIVE POWER
80,462
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,235,115
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4%[1]
12		TYPE OF REPORTING PERSON
IN-OO**

** See Item 4.

1 The percentage reported in this Schedule 13G is based upon 23,034,371 shares of Common Stock outstanding according to the Form 10-K filed by the Issuer on March 15, 2016.

Item 1(a).	Name of Issuer:	Rentech, Inc.
Item 1(b).	Address of Issuers’s Principal Executive Offices:	10877 Wilshire Boulevard
10th Floor
Los Angeles, California 90024

Item 2(a).	Name of Person Filing:	Lloyd I. Miller, III
Item 2(b).	Address of Principal Business Office or, if None, Residence:	3300 South Dixie Highway Suite 1-365 West Palm Beach, Florida 33405
Item 2(c).	Citizenship:	U.S.A.
Item 2(d).	Title of Class of Securities:	Common Stock
Item 2(e).	CUSIP Number:	760112201

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable, this statement is filed pursuant to 13d-1(c)
Item 4.	OWNERSHIP: Mr. Miller has sole voting and dispositive power with respect to 1,154,653 of the reported securities as (i) manager of a limited liability company that is the adviser to certain trusts, (ii) manager of a limited liability company that is the general partner of a certain limited partnership, (iii) investment counsel for a certain trust, (iv) trustee for certain generation skipping trusts, (v) managing member of a limited liability company, and (vi) an individual. Mr. Miller has shared voting and dispositive power with respect to 80,462 of the reported securities as (i) co-trustee for a certain generation skipping trust, and (ii) co-trustee of a certain trust.
(a)	1,235,115
(b)	5.4%

(c)	(i) sole voting power: 1,154,653
(ii) shared voting power: 80,462
(iii) sole dispositive power: 1,154,653
(iv) shared dispositive power: 80,462

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not Applicable
Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Other than shares held directly by Lloyd I. Miller, III, persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not Applicable
Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable
Item 9.	NOTICE OF DISSOLUTION OF GROUP:
Not Applicable
Item 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2016	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III